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April 13, 2012

BY HAND AND BY EDGAR

Pamela A. Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Aircastle Limited

Registration Statement on Form S-4

Filed: February 17, 2012

File No.: 333-179588

Dear Ms. Long:

On behalf of Aircastle Limited (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter dated as of March 15, 2012 (the “Comment Letter”).

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined

Ms. Pamela A. Long

Securities and Exchange Commission

April 13, 2012

have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

General

1.	We note that you are incorporating certain documents by reference into your prospectus. Further, we note that your Form 10-K for the fiscal year ended December 31, 2011 incorporates the information required by Part III by reference to your Proxy Statement for your 2012 Annual General Meeting of Shareholders. Please note that we cannot accelerate the effectiveness of the registration statement until the information required by Part III of Form 10-K is filed and is incorporated into your registration statement.

We acknowledge the Staff’s comment and note that the Company filed its Definitive Proxy Statement for its 2012 Annual General Meeting of Shareholders on April 13, 2012.

Prospectus Cover Page

2.	Please disclose the title and amount of securities being offered. See Item 501(b)(2) of Regulation S-K.

We acknowledge the Staff’s comment and have included responsive disclosure on the cover page.

3.	As currently represented, the offer could be open for less than 20 full business days due to the 9:00 a.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth full business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

We confirm that the exchange offer will be open at least through midnight on the twentieth full business day. Further, we confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.

The Exchange Offer, page 18

Terms of the Exchange Offer; Period for Tendering Old Notes page 18

Ms. Pamela A. Long

Securities and Exchange Commission

April 13, 2012

4.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

We acknowledge the Staff’s comment and have included responsive disclosure at page 18.

Conditions to the Exchange Offer, page 21

5.	We note that the fourth clause under “Conditions to the Exchange Offer” allows you to determine in your “sole judgment,” and in certain cases, in your “reasonable judgment” whether the specified condition has occurred. Further, we note that you are permitted to use your “reasonable judgment” to determine whether the occurrence of certain conditions makes it inadvisable to proceed with the exchange offer. Please revise to include an objective standard for the determination of whether the conditions have been satisfied.

We acknowledge the Staff’s comment and made responsive changes at Page 22.

Note Guarantees, page 27

6.	We note your disclosure on page six, and elsewhere in your prospectus, that the notes will not be guaranteed by any of your subsidiaries or any third party. However, your disclosure on page 27 suggests that in certain circumstances your subsidiaries may in the future guarantee the notes. Please advise and reconcile your disclosure accordingly.

We acknowledge the Staff’s comment and advise that the notes initially will not be guaranteed and have included responsive disclosure on Pages 6, 11, and 25.

Undertakings

7.	Please delete the undertaking in paragraph (a)(4) as it is not applicable.

We acknowledge the Staff’s comment and have deleted the undertaking.

8.	Please include the undertakings in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation SK.

We acknowledge the Staff’s comment and have included the undertakings.

Exhibits

Exhibit 5.1

Ms. Pamela A. Long

Securities and Exchange Commission

April 13, 2012

9.	Please have counsel revise the opinion to opine on whether the company has the power to enter into and create the obligations under the New Notes and has taken the required steps to authorize entering into the New Notes. See Staff Legal Bulletin No. 19 (October 14, 2011).

The Company has revised and refiled the Exhibit 5.1.

Exhibit 5.2

10.	We note that counsel assumes that the company had the power to enter into and perform all obligations of the executed documents and that the company had the power to enter into and perform all obligations thereunder. Counsel cannot assume due authorization, execution and delivery of documents by the company, and that the company has the power to enter into and perform all obligations under such documents. Please revise the opinion accordingly.

The Company has revised and refiled the Exhibit 5.2.

11.	Please have counsel delete the assumption in paragraph (c) of the opinion, as such an assumption is overly broad and not appropriate. See Staff Legal Bulletin No. 19 (October 14, 2011).

The Company has revised and refiled the Exhibit 5.2.

Form 10-K for the Fiscal Year Ended December 31, 2011

12.	You state on page 10 of your Form 10-K for the fiscal year ended December 31, 2011 that in regard to your lease and sale of aircraft to foreign entities, you are subject to BIS and OFAC regulations, which impose restrictions on the operations of U.S.-made goods, such as aircraft and engines, in sanctioned countries. It appears that certain of your largest customers provide flights to Cuba, Iran, Sudan, and/or Syria. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, or anticipated contacts with the referenced countries, whether through direct or indirect arrangements, since your letter to us dated June 29, 2009. Your response should describe any products, components, equipment, technology, or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them. In this regard, address whether any of your customers have operated or intend to operate aircraft leased or purchased from you in flights to any terrorism-sponsoring countries.

Ms. Pamela A. Long

Securities and Exchange Commission

April 13, 2012

The Company respectfully advises that it has had no direct contacts, either past, current or anticipated, with the referenced countries since our letter to Staff dated June 29, 2009. We have not directly provided any products, components, equipment, technology or services to those countries, and have had no agreements, commercial arrangements or other contacts with the governments of those countries or, to our knowledge, entities controlled by them.

Aside from leasing commercial jet aircraft, we do not provide products, components, equipment, technology or services to any third parties not affiliated with the Company. Therefore, with respect to indirect contacts with the referenced countries since June 29, 2009, we believe that such contacts would be limited to operation by an airline of aircraft leased from the Company or its affiliates on routes to or from such countries.

BIS export restrictions and the terms of the lease agreements prohibit our aircraft from being flown to or from Iran, and to our knowledge none of our aircraft have operated there. In the case of Cuba, Sudan and Syria, our special counsel for export control compliance has advised us that operation of our aircraft is permitted to these countries so long as the aircraft are operated in accordance with the temporary sojourn requirements of BIS License Exception AVS. In addition, in accordance with OFAC sanctions, we do not lease aircraft to customers where the purpose of the lease is the operation of the aircraft to those countries.

* * * * *

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco

Joseph A. Coco

cc:	David R. Walton

Chief Operating Officer, General Counsel and Secretary

c/o Aircastle Advisor LLC

300 First Stamford Place, 5th Floor

Stamford, Connecticut 06902